

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3561

August 11, 2009

William Lewis
Chief Executive Officer
Hall Tees, Inc.
7405 Armstrong
Rowlett, Texas 75088

> Re: **Hall Tees, Inc.**
> **Amendment No. 3 to**
> **Registration Statement on Form S-1**
> **Filed on July 29, 2009**
> **File No. 333-150829**

Dear Mr. Lewis:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 5

1.	We note your response to our letter dated June 30, 2009 regarding your belief that uncashed subscription funds held in the company safe will be outside the reach of creditors. In the cover letter to your next amendment please explain the basis for your belief in light of applicable state law. Otherwise, please add a risk factor.

2.   In an appropriate risk factor, please briefly discuss the decline in sales of your products and the potential risk.

Management's Discussion and Plan of Operations, page 16

3.   We note your response to comment six of our letter dated June 30, 2009. You state that "Upon approval of this registration statement the funds will be available to the Company." Please reconcile this statement with the statement in your July 29, 2009 letter that "until we reach the minimum offering, we would not be entitled to the funds nor legally able to access them."

4.   We note your response to comment nine of our letter dated June 30, 2009. Exhibit 10.4 does not appear to discuss the terms of the lease referenced on page 13 of your amended form S-1, including total lease payments of $29,220, and monthly payments of $487 including principal and interest. Please file any written terms of the lease as an exhibit to your next amendment, or explain.

Material Changes in Financial Condition, page 17

5.   We note your response to comment 12 of our letter dated June 30, 2009, noting your policy for determining an allowance for doubtful accounts. We further note that your allowance balance, (receivables over 90 days old), has been $6,864 since March 31, 2008. Therefore, it appears that approximately 40-50% of gross accounts receivables are over 90 days old as of March 31, 2009 and December 31, 2008.

   •   Please provide to us a roll-forward schedule of over 90 days old receivables from December 31, 2007 through June 30, 2009. Please explain each adjustment.

   •   Describe to us and revise to disclose your collection efforts, the reasons why there were issues with collecting old receivables and management's plans to improve collections.

   •   Describe to us and revise to disclose your policy for writing off specific receivables deemed uncollectible.

   •   Describe to us and revise to disclose the trends in the aging of your gross accounts receivable balance as of December 31, 2008 and June 30, 2009.

Managements Discussion and Plan of Operations, page 18

6.   We note your discussion of operating expenses stating depreciation expense of $13,169 for the year ended December 31, 2008. However, the amount recognized

as depreciation expense is $15,524 in your consolidated statement of operations for the year ended December 31, 2008. Please reconcile and disclose the nature of the amounts included in line item depreciation as presented in your consolidated statements of operations.

7. We note your statement that net loss for 2008 is attributable to the high cost of contract services, $10,000 which will be reduced with the proceeds of the offering. Please quantify the reduction estimated by using in-house production and discuss your assumptions and judgments involved in determining that net loss will be reduced.

Consolidated Financial Statements

8. Please update, as necessary, the financial statements in accordance with Rule 8-08 of Regulation S-X.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. In your responses, please include the page numbers of the amendment where we can find the changes. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Raquel Howard at (202) 551-3291 if you have questions regarding the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or Jim Lopez at (202) 551-3536 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: J. Hamilton McMenamy, Esq.
        Fax (214) 550-8179